Shareholder Actions

The Trust held a special meeting of the shareholders of the Global Technology and Global Health Care funds on February 14, 2003. Shareholders of each Fund approved the reorganization and tax free merger into the Global Select Fund as described in the proxy statement mailed to shareholders of record as of November 27, 2002 on January 9, 2003. In the matter of approving the reorganization and termination of each of the Funds there were the following votes either present or represented by proxy:

	For	Against	Abstain
Global HealthCare	532,387.501	41,685.196	16,540.634
Global Technology	806,396.262	20,061.435	11,651.952